The Prudential Insurance Company of America
                              Corporate Office
                              Newark, New Jersey





    Annuitant                                          Contract Number
 Annuity Date                                          Contract Date




       Agency


We will make monthly payments starting on the annuity date we show in the window of this page. We make this promise subject to all the provisions of this contract.

Please read this contract with care. A guide to its contents is on the last page. A summary is on page 2. If there is ever a question about it, or there is a claim, just see one of our representatives or get in touch with one of our offices.

The benefits, payments and values under this contract are on a variable basis. They will reflect the investment experience of the separate account to which the contract is related; they are subject to change both up and down and are not guaranteed as to dollar amount except as provided under the Death of Annuitant and Settlement Provisions for the Beneficiary sections.

The assets of the separate account, The Prudential Individual Variable Contract Account, would have to earn an investment return of 4.7% per annum in order that the dollar amount of annuity payments made under the Variable Payout Provisions of this contract will not decrease. A Mortality Risk Charge and an Expense Risk Charge are applied daily at effective annual rates of 0.8% and 0.4%, respectively (for a total of 1.2% per year), against the net assets of The Prudential Individual Variable Contract Account attributable to Subaccount Units and Subaccount Annuity Units under this contract.

Right to Cancel Contract. --Not later than ten days after you get this contract, you may return it to us. All you have to do is take it or mail it to one of our offices or to the agent who sold it to you. We will cancel the contract and promptly give you its net asset value on the date your request is received, without redemption charge.

The provisions on this and the following pages of this contract comprise the entire contract. The contract was signed for Prudential on the contract date, which is the date of issue.


Signed for Prudential.



             /s/ Isabelle Kirchner           /s/ ILLEGIBLE
             -------------------------       -------------------------
                      Secretary                      President



Variable Annuity Contract with Flexible Purchase Payments--Monthly annuity payments starting on annuity date. Payment as stated upon death before annuity date. Purchase payments payable during Annuitant's lifetime until annuity date.


WVA-83 (N.Y.)